SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Amendment No. 3

HRG Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

41146A106

(CUSIP number)

Roland T. Kelly

Associate General Counsel

LEUCADIA NATIONAL CORPORATION

520 Madison Avenue

New York, New York 10022

310-914-1373

(Name, address and telephone number of person authorized to receive notices and communications)

March 22, 2017

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 41146A106	13D

1	Name of Reporting Person: Leucadia National Corporation S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 46,600,000
	8	SHARED VOTING POWER: 32,180
	9	SOLE DISPOSITIVE POWER: 46,600,000
	10	SHARED DISPOSITIVE POWER: 32,180
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 46,632,180
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.3%
14	TYPE OF REPORTING PERSON: HC, CO

This Amendment No. 3 amends the Statement on Schedule 13D first filed with the Securities and Exchange Commission on March 28, 2014, as amended on July 3, 2014 and November 26, 2014 (the “13D”), and is filed by Leucadia National Corporation (“Leucadia” or “we”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of HRG Group Inc. (“HRG” or the “Company”).

Item 2.	Identity and Background.

(b), (c) and (f)

The name, residence or business address, present principal occupation or employment and place of citizenship of each executive officer and director of Leucadia are set forth on Schedule I attached hereto (collectively, the “Scheduled Persons,” and each a “Scheduled Person”) and are incorporated herein by reference.

(d) Neither Leucadia nor any of the Scheduled Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Leucadia nor any of the Scheduled Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

(a)-(j)

As previously disclosed, on November 24, 2014, Joseph S. Steinberg, Chairman of Leucadia, was appointed Chairman of the Board of HRG, effective as of December 1, 2014. In addition, as announced by HRG on March 22, 2017, effective on April 14, 2017, Mr. Steinberg will be appointed to the additional position of Chief Executive Officer of HRG. Mr. Steinberg will not receive compensation in connection with his service as Chief Executive Officer. In connection with such appointment, effective April 14, 2017, Mr. Steinberg will cease to serve as a member of the Compensation Committee and the Nominating and Corporate Governance Committee of HRG’s board of directors.

Andrew Whittaker, Vice Chairman of Leucadia, and Mr. Steinberg were elected to the board of directors of HRG on July 1, 2014 and continue to serve as directors of HRG.

Leucadia has acquired beneficial ownership of the shares of Common Stock reported herein to obtain a substantial equity interest in the Company. Leucadia may acquire or seek to acquire additional shares of Common Stock or sell or seek to sell shares of Common Stock, depending upon our view of the Company’s prospects, prevailing prices and market conditions, from time to time in the open market, in privately negotiated transactions, or otherwise. Except as disclosed herein, Leucadia presently does not have any plans or proposals to seek control of the Company.

Except as disclosed herein, Leucadia has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)    Through various wholly-owned subsidiaries, Leucadia may be deemed to beneficially own an aggregate of 46,632,180 shares of the Company’s Common Stock, representing approximately 23.3% of the issued and outstanding shares of the Company’s Common Stock. Mr. Steinberg beneficially owns 22,321 shares of the Company’s Common Stock, representing less than 0.1%. Leucadia disclaims beneficial ownership over shares owned by Mr. Steinberg.

(b)    Item 5(a) and the responses of Leucadia to Rows 7, 8, 9, 10, 11 and 13 are incorporated herein by reference.

(c)    Leucadia has not effected any transactions in Common Stock during the past sixty days. To the knowledge of Leucadia, the Scheduled Persons have not effected any transactions in Common Stock during the past sixty days.

(d)    Not applicable.

(e)    Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As previously disclosed, on March 18, 2014, HRG entered into the Letter Agreement with Leucadia (the “Letter Agreement”). Pursuant to the Letter Agreement, Leucadia had the right to designate two directors to HRG’s board. The Letter Agreement further provided, among other things, that without the prior approval of a majority of the directors on HRG’s board (other than the Leucadia designees), Leucadia and its affiliates will not acquire additional shares or voting rights of HRG that would increase Leucadia’s beneficial ownership above 27.5% of the voting power of HRG’s outstanding securities. The Letter Agreement also restricted Leucadia’s and its affiliates’ ability to make certain proposals or solicit such proxies and limited Leucadia’s ability to sell its investment in HRG to counterparties who hold, or after giving effect to a sale would hold, in excess of 4.9% of HRG’s voting stock (subject to certain exceptions). The Letter Agreement also obligated Leucadia to vote in favor of the slate of directors nominated by a majority of HRG’s board (other than the Leucadia designees). Pursuant to the Letter Agreement, the rights and obligations described above expired on March 18, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2017

LEUCADIA NATIONAL CORPORATION

BY:	/s/ Roland T. Kelly
Roland T. Kelly
Associate General Counsel and
Assistant Secretary

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

The following information is provided for each of the directors and executive officers of the Reporting Persons:

•	Name,

•	Position,

•	Principal business and address, and

•	Citizenship.

Name and Position	Business address	Citizenship
Richard B. Handler (Director and Chief Executive Officer)	(1)	U.S.

Brian P. Friedman (Director and President)	(1)	U.S.

W. Patrick Campbell (Director)	(1)	U.S.

Jeffrey C. Keil (Director)	(1)	U.S.

Robert E. Joyal (Director)	(1)	U.S.

Michael T. O’Kane (Director)	(1)	U.S.

Joseph S. Steinberg (Director)	(1)	U.S.

Linda L. Adamany (Director)	(1)	U.S.

Robert D. Beyer (Director)	(1)	U.S.

Francisco L. Borges (Director)	(1)	U.S.

Stuart H. Reese (Director)	(1)	U.S.

John M. Dalton (Controller)	(1)	U.S.

Teresa S. Gendron (Vice President and Chief Financial Officer)	(1)	U.S.

Michael J. Sharp (Executive Vice President, General Counsel and Secretary)	(1)	U.S.

Rocco J. Nittoli (Vice President and Treasurer)	(1)	U.S.

(1)	520 Madison Avenue, New York, NY 10022